FORM 11-K

     For Annual Reports of Employee Stock Purchase, Savings
       and Similar Plans Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

        (X) Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934
           For the fiscal year ended December 31, 1996

                                or

     (  )  Transition Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934
       For the Transition Period from ________ to ________
                 Commission File Number 33-64851

              FIRST INDIANA CORPORATION 401(k) PLAN
                     (Full Title of the Plan)

   FIRST INDIANA CORPORATION (Commission File Number 0-14354)
  (Name of Issuer of the Securities Held Pursuant to the Plan)



135 North Pennsylvania Street, Indianapolis, IN                 46204
(Address of principal executive office)                      (Zip Code)

The following plan financial statements, schedules and reports have been prepared in accordance with the financial reporting requirements of ERISA, and have been filed in paper format under cover of form SE.


Report of Independent Accountants

Audited Statement of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995

Audited Statement of Changes in Net Assets Available for Plan
     Benefits for the Year Ended December 31, 1996

Notes to Financial Statements (including Schedules I, II and III required by Rule 6A-05 of Regulation S-X)

Exhibit Index

 Exhibit                                                 Page(s) (by
 Number                                          Sequential Numbering System)


   23          Consent of KPMG Peat Marwick LLP              19

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              First Indiana Corporation 401(k) Plan
                                      (Name of Plan)

Date: July 14, 1997           /s/David L. Gray
                              David L. Gray
                              (First Indiana Corporation, Plan Administrator)

The Board of Directors
First Indiana Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-64851) on Form S-8 of First Indiana Corporation of our report dated May 23, 1997 relating to the statements of net assets available for plan benefits of First Indiana Corporation 401(k) Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1996 annual report on Form 11-K of First Indiana Corporation 401(k) Plan.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Indianapolis, Indiana
July 14, 1997